ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

October 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 2465

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney; Brittany Ebbertt, Senior Staff Accountant

Re:	McAfee Corp. – Registration Statement on Form S-1 (File No. 333-249101)

Ladies and Gentlemen:

On behalf of McAfee Corp. (the “Company”), in response to our telephonic conversation on October 6, 2020, the Company hereby provides the following supplemental information regarding the equity awards granted by Foundation Technology Worldwide LLC, all of which were approved by the board of directors or the compensation committee of Foundation Technology Worldwide LLC, as applicable:

Accounting Grant Date	Award Type	Units Underlying Awards	Grant Date Fair Value per Unit
15-Feb-2019	Restricted Equity Units (“RSUs”)	432	$43.39	(1)
20-Feb-2019	RSUs	5,000	$43.39	(1)
08-Apr-2019	RSUs	5,220	$44.20	(2)
14-May-2019	RSUs	424	$44.20	(2)
13-Aug-2019	RSUs	58,715	$34.57	(3)
15-Aug-2019	RSUs	542	$34.57	(3)
20-Aug-2019	Management Incentive Units (“MIUs”)	94,714	$9.391721	(4)
20-Aug-2019	RSUs	19,444	$34.57	(3)
28-Aug-2019	RSUs	87,651	$0.00	(5)
19-Sep-2019	MIUs	67,653	$9.443751	(4)
19-Sep-2019	RSUs	97,318	$34.57	(3)
15-Nov-2019	RSUs	542	$34.57	(3)

Securities and Exchange Commission Division of Corporation Finance	October 7, 2020

Accounting Grant Date	Award Type	Units Underlying Awards	Grant Date Fair Value per Unit
22-Nov-2019	MIUs	115,010	$9.33647	(4)
22-Nov-2019	RSUs	193,137	$34.57	(3)
03-Feb-2020	MIUs	312,409	$8.912864	(4)
15-Feb-2020	RSUs	542	$34.57	(3)
24-Feb-2020	RSUs	468,614	$34.57	(3)
15-May-2020	RSUs	542	$34.57	(3)
19-May-2020	MIUs	732,681	$9.180031	(4)
19-May-2020	RSUs	261,192	$34.57	(3)
13-Aug-2020	MIUs	362,367	$9.373423	(4)
13-Aug-2020	RSUs	261,111	$34.57	(3)
15-Aug-2020	RSUs	542	$34.57	(3)

(1)

Equals the fair value per unit on the date of the grants, as set forth in a third-party valuation dated as of February 7, 2018, the Company’s most recently completed independent third-party valuation as of the grant date.

(2)

Equals the fair value per unit on the date of the grants, as set forth in a third-party valuation dated as of March 31, 2019, the Company’s most recently completed independent third-party valuation as of the grant date.

(3)

Equals the fair value per unit on the date of the grants, as set forth in a third-party valuation dated as of June 14, 2019, the Company’s most recently completed independent third-party valuation as of the grant date. The decrease in fair value as of June 14, 2019 compared to March 31, 2019 was primarily the result of a substantial distribution to members of Foundation Technology Worldwide LLC following a debt refinancing transaction in June 2019.

(4)

Equals the fair value per unit calculated using the Black-Scholes model as of the grant date, which model reflected a fair value of the units underlying the MIUs of $34.57 based on the most recently completed independent third-party valuation as of the date of the grants.

(5)

Reflect “top-off” awards granted to existing award holders in connection with an equity restructuring in June 2019, as required under the make whole terms of such existing awards. These incremental awards were analyzed as modification as required by GAAP and no incremental compensation expense was determined to be required due to equivalent aggregate fair values of the awards before and after modification.

Securities and Exchange Commission Division of Corporation Finance	October 7, 2020

The Company further advises that from the beginning of the fiscal year ended December 28, 2019 through the date hereof, Foundation Technology Worldwide LLC issued a total of 3,952,552 Cash RSUs (“CRSUs”) and a total of 930,677 Management Equity Participation Units (“MEPUs”), which grants were approved by the board of directors or the compensation committee of Foundation Technology Worldwide LLC, as applicable. As disclosed on page F-15 of the Registration Statement, because the CRSUs and MEPUs vest upon a qualifying liquidity event (i.e., a change of control or public offering registered on a Form S-1 (or successor form), in either case, occurring on or before April 3, 2024) (a “Qualifying Liquidity Event”), the Company does not recognize any expense in connection with such awards until the Qualifying Liquidity Event occurs. As further disclosed on page 99 of the Registration Statement, the Company expects to record the equity-based compensation expense recognized upon the vesting of the outstanding CRSUs and MEPUs at the time of the offering based on the price paid by the public in the offering, and will report the amount of such equity-based compensation expense in its unaudited pro forma consolidated financial information disclosed in the Registration Statement.

If you have any questions or comments about this letter or need any further information, please call the undersigned at (415) 315-2355 or Benjamin Kozik at (415) 315-6331.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Peter Leav (McAfee Corp.)

Venkat Bhamidipati (McAfee Corp.)

Ashish Agarwal (McAfee Corp.)

Katharine Martin (Wilson Sonsini Goodrich & Rosati, P.C.)

Andrew Hill (Wilson Sonsini Goodrich & Rosati, P.C.)